

Mail Stop 3561

September 28, 2015

Hikmet Ersek
President and Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

> **Re: The Western Union Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-32903**

Dear Mr. Ersek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Commitments and Contingencies, page 108

1. We note your disclosure in the second paragraph that you are subject to certain claims and litigation that could result in losses which could be significant and that you do not currently believe that any of these matters, individually or in the aggregate, will have a material adverse effect on your financial position. You also disclose that litigation is inherently unpredictable and you could incur judgments, enter into settlements or revise your expectations regarding the outcome of certain matters and such developments could have a material adverse on your financial position, results of operations or cash flows in

the periods in which amounts are accrued or paid. It is unclear from your disclosures whether you currently believe that any matters, individually or in the aggregate, may have a material adverse effect on your results of operations or cash flows. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate or state if true that the estimate is immaterial, in lieu of providing quantified amounts of the additional loss or range of loss. Alternatively, you may state, if true, that such an estimate cannot be made. Please refer to ASC 450-20-50.

2. For matters related to the potential claims for counsel's fees, administrative fees and other costs that would have been paid from the "Settlement fund" but otherwise would have escheated to the various jurisdictions, please disclose whether you consider these claims to be probable, reasonably possible or remote. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state, if true that such an estimate cannot be made. Alternatively, you may state, if true, that the amount or range of any potential additional loss is not expected to be material to your financial condition, results of operations or cash flows. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3737 with any other questions.

      Sincerely,

      /s/ Jennifer Thompson

      Jennifer Thompson
      Accounting Branch Chief
      Office of Consumer Products